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FEB 26 2010

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10027634

SECUR SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49178

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.L. Reed & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Boulevard, Suite 1200
(No and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan R. Pene (310) 893-3006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.L. Reed & Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of ____________
County of ____________
Subscribed and sworn to (or affirmed) before me on this ____ day of __________, 20____
by ____________
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

____
Notary Public

[Signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On JANUARY 28, 2010 before me, MILKAH D. LOSCALZO, NOTARY PUBLIC,
Date / Here Insert Name and Title of the Officer

personally appeared STEPHAN R. PENE
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

MILKAH D. LOSCALZO
Commission # 1799460
Notary Public - California
Los Angeles County
My Comm. Expires May 27, 2012

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Document Date: ______ Number of Pages: 1

Signer(s) Other Than Named Above: NO OTHER SIGNERS

Capacity(ies) Claimed by Signer(s)

Signer's Name: STEPHAN R PENE
- ☒ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
S.L. Reed & Company:

We have audited the accompanying statement of financial condition of S.L. Reed & Company (the Company) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.L. Reed & Company as of December 31, 2009, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

S.L. Reed & Company
Statement of Financial Condition
December 31, 2009

Assets

Cash	$	56,218
Deposit with clearing organization		25,094
Commissions receivable		56,586
Short-term investments		106,955
Employee advance		6,500
Prepaid expenses		13,892
Total assets	$	265,245

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	31,322
Liabilities subordinated to claims of general creditors		100,000
Total liabilities		131,322
Stockholder's equity		
Common stock, no par value, 10,000,000 shares authorized, 5,000,000 shares issued and outstanding		5,000
Additional paid-in capital		197,850
Accumulated deficit		(68,927)
Total stockholder's equity		133,923
Total liabilities and stockholder's equity	$	265,245

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Commissions	$ 1,594,942
Management fee	20,377
Interest income	157,275
Total revenues	1,772,594
Expenses	
Employee compensation and benefits	543,973
Floor brokerage, exchange, and clearance fees	477,660
Administrative expense	610,712
Professional fees	12,550
Interest on subordinated notes	3,497
Other operating expenses	50,147
Total expenses	1,698,539
Net income (loss) before income tax provision	74,055
Income tax provision	1,200
Net income (loss)	$ 72,855

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2009

	Amount
Balance at December 31, 2008	$ 100,000
Increase (Decrease)	-
Balance at December 31, 2009	$ 100,000

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2008	$ 5,000	$ 197,850	$ (141,782)	$ 61,068
Net income (loss)	-	-	72,855	72,855
Balance at December 31, 2009	$ 5,000	$ 197,850	$ (68,927)	$ 133,923

The accompanying notes are an integral part of these financial statements.

S.L. Reed & Company
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ 72,855
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Deposit with clearing organization	$ 191	
Commissions receivable	(41,478)	
Short-term investments	(1,154)	
Employee advance	(6,500)	
Prepaid expenses	(1,499)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(17,174)	
Payable to affiliate	(1,210)	
Total adjustments		(68,824)
Net cash provided by (used in) operating activities		4,031
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		4,031
Cash at beginning of year		52,187
Cash at end of year		$ 56,218

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 3,497
Income taxes	$ 1,200

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

S.L. Reed & Company (the "Company") was incorporated in the state of California on March 18, 1996, and began operations on March 25, 1997. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Windward Capital Group (the "Parent")., and is affiliated through common ownership to Windward Capital Management Co. ("Windward").

The Company operates as a retail broker/dealer in corporate securities over-the-counter, corporate debt securities, mutual funds, municipal securities, variable life annuities and U.S. government securities. The Company also operates as a put and call broker/dealer or option writer.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The operations of the Company are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

S.L. Reed & Company
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(Continued)

The Company has elected to be an S Corporation and accordingly has its income taxed under Section 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimun franchise fee of $800.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with J.P. Morgan Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2009 was $25,094.

Note 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision provided is the California minimum franchise tax of $800.

As discussed in Note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

Note 4: SHORT-TERM INVESTMENTS

As of December 31, 2009, the short-term investment account consists of $106,955 in Certificates of Deposit with an effective interest rate of 0.75% at a financial institution. This short-term investment is FDIC insured and matures June 21, 2010.

Note 5: COMMISSIONS RECEIVABLE

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. For the year ended December 31, 2009, the receivables from clearing brokers of $56,587 are pursuant to these clearance agreements.

Note 6: RELATED PARTY TRANSACTIONS

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by Windward and reimbursed by the company in accordance with an administrative services agreement. These expenses are reported as Administrative expense on the statement of income. For the year ended December 31, 2009, the Company paid $610,712 under this agreement.

It is possible that the terms of certain of the related-party transaction are not the same as those that would result from transactions among wholly unrelated parties.

The Company and Windward share some mutual clients due to Windward clients requiring margin accounts available through S. L. Reed & Company. Trading activity for these accounts generates commission income and margin debit balance interest income for S. L. Reed & Company, along with the corresponding execution and clearing charges that the company pays. Windward also utilizes S. L. Reed & Company for executing trades from non-shared customers. The net revenues derived from Windward client trades were approximately 30% and 50% of total net revenues for 2008 and 2009 respectively.

Note 7: SUBORDINATED LIABILITIES

The borrowing under subordination agreement at December 31, 2009 is as follows:

Liabilities subordinated to the claims of general creditors:

Interest at 3% due July 29, 2011	$ 100,000

This subordinated borrowing is covered by an agreement approved by FINRA and is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 7: SUBORDINATED LIABILITIES
(Continued)

The Company has not chosen to include accrued interest on the subordinated note in the subordination agreement and it is thus not available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

Note 8: COMMITMENTS AND CONTINGENCIES

The Company and Windward have been involved in a legal action versus two former employees (the defendants). A final judgment after bench trial was received on August 5, 2008 from the Superior Court of California, County of Los Angeles. The ruling by the court was in favor of the Company and Winward. The Court ordered, adjudged and decreed that the Company and Windward receive the sum of $382,635 in sanctions, costs and punitive damages. The Company's management has elected not to record this settlement award as income because there is a high likelihood that this amount will not be collectible.

The defendants have filed an Appeal of the above judgment on September 17, 2008. As of this writing, no decision by the Appellate Court has been received.

In a related action, the Company has filed a claim with FINRA against Raymond James Financial Services, Inc. the employer of the above defendants, for Misappropriation of Trade Secrets; Unfair Business Practices; Interference with Economic Relations; Aiding and Abetting Fraud; and Failure to Supervise. No arbitration date has been set as of this writing.

Note 9: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been employed for more then one year. The Company plan contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The participant's contributions are 100% vested at all times. The Company's profit sharing contributions are vested 20% per year of service after the first two years with the Company. For the year ended December 31, 2009, there was no contribution to the plan by the Company.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $208,162 which was $203,162 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($31,322) to net capital was 0.15 to 1, which is less than the 15 to 1 maximum allowed.

S.L. Reed & Company
Notes to Financial Statements
December 31, 2009

Note 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $102 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 208,264
Adjustments:		
Haircuts & undue concentration	$ (102)	
Total adjustments		(102)
Net capital per audited statements		$ 208,162

S.L. Reed & Company
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Common stock	$ 5,000	
Additional paid-in capital	197,850	
Accumulated deficit	(68,927)	
Total stockholder's equity		$ 133,923
Add: Additions to capital		
Subordinated liabilities	100,000	
Total allowable subordinated liabilities		100,000
Total equity & allowable subordinated liability		233,923
Less: Non-allowable assets		
Employee advance	(6,500)	
Prepaid expenses	(13,892)	
Total non-allowable assets		(20,392)
Net capital before haircuts		213,531
Less: Haircuts and undue concentration		
Haircut on CDs	(267)	
Haircut on fidelity bond	(5,000)	
Undue concentration	(102)	
Total haircuts & undue concentration		(5,369)
Net Capital		208,162
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,088	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 203,162
Ratio of aggregate indebtedness to net capital	0.15 : 1	

There was a difference of $102 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009. See Note 13.

See independent auditor's report

S.L. Reed & Company
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

S.L. Reed & Company
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to S.L. Reed & Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

S.L. Reed & Company

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
S.L. Reed & Company:

In planning and performing our audit of the financial statements of S.L. Reed & Company (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2010

S.L. Reed & Company

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2009

Board of Directors
S.L. Reed & Company

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of S.L. Reed & Company ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of S.L. Reed & Company taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 23, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

S.L. Reed & Company
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 2,212
SIPC-4 general assessment Payment made on March 9, 2009	(150)
SIPC - 6 general assessment Payment made on August 5, 2009	(353)
SIPC-7T general assessment Payment made on February 12, 2010	(2,062)
Total assessment balance (overpayment carried forward)	$ (353)

S.L. Reed & Company

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2009